Mail Stop 6010                                            September 9, 2008

Mr. Monte B. Tobin
Chief Executive Officer
Mach One Corporation
6430 Congress Drive
West Bend, Wisconsin 53095

        **Re:    Mach One Corporation**
                **Registration Statement on Form S-1**
                **Amendment no. 9 filed September 8, 2008**
                **File No. 333-146744**

Dear Mr. Tobin:

        We have reviewed your filing and have the following comments.  Where
indicated, we think you should revise your document in response to these comments.  If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure.  After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Consolidated Balance Sheets, page 33

1.  Please explain to us and in Management's Discussion and Analysis why accounts
    receivable as a percentage of sales increased so significantly from June 30, 2007 to
    June 30, 2008.

Consolidated Statement of Operations, page 34

2.  Please refer to your response to comment three. It is not clear why you did not reclassify the expense from amortization expense to depreciation expense for the June 30, 2007 financial statements since the equipment is included in manufacturing equipment on the balance sheet as of June 30, 2007. Please revise.

3.  Please include depreciation and amortization expense within loss from operations. Revise throughout the document for consistency.

Note 5 – Notes Payable, page 43

4.  Please refer to your response to comment four. We believe the additional information you provided would be useful to investors in order to explain the portion of the note payable balance that has been classified as current. Therefore, please revise your disclosure to include the payment terms of the note. In addition, please revise the amount by which current liabilities exceeded current assets disclosed on page 26.

Notes to the financial statements for the year ended December 31, 2007 and 2006

5.  We noted several inconsistencies in the notes to the financial statements that begin on page 49 with the notes to the financial statements presented beginning on page 38. The notes to the financial statements beginning on page 49 do not incorporate several of our comments that were previously issued and resolved. Please delete any duplicative notes in the second set of notes to the financial statements and combine any additional notes, such as property, plant and equipment into the notes to the financial statements beginning on page 38 so there is only one set of notes to the financial statements.

Note 2 – Property, Plant, and Equipment, page 52

6.  Please revise the footnote so that the ending balance agrees with the balance on the balance sheet. You previously stated in correspondence with us that the purchase agreement payment was a prepayment and you have designated it as a prepayment at December 31, 2006 on the balance sheet. Please clarify to us why you now have included it in property, plant, and equipment in this footnote. Clarify in the filing your rationale for your accounting treatment of the payment as your discussions on pages 3 and 26 are not clear as to the basis for the prepayment designation.

Note 11 Going-Concern Uncertainty, page 57

7.  Please refer to your response to comment one and your revised disclosures. Please revise your reference to operating losses to reference consolidated net losses similar to the revision you made to Note 11 on page 47.

\*      \*      \*

As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Once all outstanding comments have been resolved, we will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters.  Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Steven M. Grubner, Esq.
        6430 Congress Drive
        West Bend, Wisconsin 53095